   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 22, 2002
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                           RAYTEL MEDICAL CORPORATION
                           (Name of Subject Company)

                           RAYTEL MEDICAL CORPORATION
                       (Name of Person Filing Statement)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   755107109
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                RICHARD F. BADER
         CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER
                           RAYTEL MEDICAL CORPORATION
                          2755 CAMPUS DRIVE, SUITE 200
                              SAN MATEO, CA 94403

                 (Name, Address and Telephone Number of Person
                Authorized to receive Notice and Communications
                   on Behalf of the Person Filing Statement)

                            ------------------------

                                WITH COPIES TO:
                            DENNIS C. SULLIVAN, ESQ.
                           PAUL A. BLUMENSTEIN, ESQ.
                        GRAY CARY WARE & FREIDENRICH LLP
                              400 HAMILTON AVENUE
                              PALO ALTO, CA 94301
                                 (650) 833-2243

/ / Check this box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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
ITEM 1. SUBJECT COMPANY INFORMATION

    The name of the subject company is Raytel Medical Corporation ("Raytel"). The address of our principal executive office is 2755 Campus Drive, San Mateo, California 94403, and our telephone number is (650) 349-0800.

    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 relates is our common stock, par value $.001 per share. As of February 21, 2002 there were 2,919,822 shares issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF THE FILING PERSON

    The filing person of this Schedule 14D-9 is the subject company, Raytel. Our business address and telephone number are as set forth in Item 1 above.

    This Schedule 14D-9 relates to the tender offer (the "Offer") by SHL TeleMedicine Ltd., an Israeli corporation ("SHL"), and SHL TeleMedicine Acquisition Corp. ("Purchaser"), a Delaware corporation and an indirect wholly-owned subsidiary of SHL, to purchase all of the outstanding shares of our common stock at a purchase price of $10.25 per share, net to the seller in cash, without interest thereon. The Offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 22, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibit (a)(1) and (a)(3) hereto, respectively, and are incorporated herein by reference in their entirety. The Offer is described in a Tender Offer Statement on Schedule TO (the "Schedule TO"), which was filed with the Securities and Exchange Commission ("SEC") on February 22, 2002.

    The Offer is being made pursuant to an Agreement and Plan of Merger dated as of February 7, 2002 (the "Merger Agreement") by and among SHL, Purchaser and Raytel. It is a condition to the Offer that there be validly tendered and accepted for payment by the Purchaser that number of shares, which, together with the shares owned by SHL or by Purchaser, or any subsidiary of SHL, represents a majority of the shares (on a fully-diluted basis) of our common stock. The Merger Agreement provides that, among other things, as soon as practicable following consummation of the Offer and satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will merge with and into Raytel, with Raytel continuing as the surviving corporation. At the effective time of the merger each outstanding share of Raytel common stock (other than shares held in our treasury or owned by any subsidiary of Raytel or SHL, or by stockholders who properly exercise their appraisal rights under Delaware law) will be converted into the right to receive the merger consideration, without interest, which will be the same as the Offer Price. The Merger Agreement was filed with the SEC on February 19, 2002 as an exhibit to Raytel's Quarterly Report on Form 10-Q and is incorporated herein by reference in its entirety.

    The Merger Agreement also provides that upon purchase by Purchaser of a number of shares pursuant to the Offer that satisfies the minimum tender condition, Purchaser is entitled to designate for election as directors of Raytel such number of directors, rounded up to the next whole number, as is equal to the product of (i) the total number of directors of Raytel constituting our whole board of directors (giving effect to any increase in the number of directors in order to comply with this provision) and (ii) the percentage that the voting power of our shares beneficially owned by SHL and Purchaser (including shares paid for pursuant to the Offer) bears to the total voting power of shares then outstanding. We are required under the Merger Agreement to take all action necessary to cause Purchaser's designees to be elected or appointed to our board of directors, including, without limitation, increasing the number of directors and seeking and accepting resignations of incumbent directors; provided, however, that our board of directors must at all times until the effective time of the merger have at least two directors who are directors on the date of the Merger Agreement or otherwise not affiliates of SHL.

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    Attached hereto as Annex B is an Information Statement that sets forth the persons designated by Purchaser to serve on our board of directors in the event that shares are purchased pursuant to the Offer and also contains information required by the SEC to be transmitted to stockholders as if such persons were nominees for election as directors at a meeting of stockholders.

    The Schedule TO states that the principal executive office of the Purchaser is c/o Brian Alperstein, Lasa, Monroig & Veve, 2121 K Street, NW, Suite 800, Washington D.C. 20037.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

    For a description of contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest between us or our affiliates and SHL or Purchaser or their executive officers, directors or affiliates, see "Section 11. Contacts and Transactions with Raytel; Background of the Offer" in the Offer to Purchase, which is incorporated by reference in this
Schedule 14D-9, and the information below under "Agreements with SHL, Purchaser or their Affiliates" in this Item 3. Contracts, agreements, arrangements or understandings between us or our affiliates and certain of our directors and executive officers are described below in this Item 3, in Annex B attached hereto, and under the caption "Executive Compensation" in our annual report of Form 10-K/A that we filed with the SEC on January 28, 2002. We are filing the relevant portion of the annual report as Exhibit (e)(5) to this Schedule 14D-9 and we incorporate it herein by reference. Except as set forth in this Item 3, to our knowledge, as of the date of this Schedule 14D-9, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between us or our affiliates and (1) our executive officers, directors or affiliates, or (2) SHL or Purchaser or their respective executive officers, directors or affiliates.

    THE MERGER AGREEMENT

    We incorporate by reference the summary of the material provisions of the Merger Agreement with SHL and Purchaser and a statement of the material conditions to the Offer which are included in Sections 12 and 14, respectively, of the Offer to Purchase. The summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto, and we incorporate it herein by reference. The summary may not contain all the information that is important to you. Accordingly, you should carefully read the Merger Agreement in its entirety for a more complete description of the matters summarized in the Offer to Purchase.

    THE STOCKHOLDERS AGREEMENT

    GENERAL. In connection with the Merger Agreement, all of our directors and executive officers entered into a Stockholders Agreement, dated as of February 7, 2002, with SHL and Purchaser. Our directors and officers own an aggregate of 188,010 shares of our outstanding common stock (representing approximately 6.4% of the outstanding shares of our common stock on February 4,
2002) and held in-the-money options to purchase an aggregate of 189,739 shares of common stock (representing approximately 5.1% of the outstanding shares on a fully-diluted basis).

    AGREEMENT TO TENDER. Pursuant to the Stockholders Agreement, our directors and executive officers have agreed to do the following:

    - validly tender, pursuant to and in accordance with the terms of the Offer, as promptly as practicable after commencement of the Offer but in no event later than ten business days after the date of commencement of the Offer, all shares of our common stock held of record or beneficially owned by them on the date of the commencement of the Offer; and

    - not withdraw the common stock so tendered, except following the expiration or termination of the Offer without SHL or Purchaser purchasing all shares of our common stock validly tendered in the Offer and not withdrawn.

                                       3
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    AGREEMENT TO VOTE.  During the time the Stockholders Agreement is in effect, our directors and executive officers have agreed that at any meeting of our stockholders or in any other circumstance in which the written consent of our stockholders is solicited or otherwise sought, our directors and executive officers will vote their shares of common stock in the following manner:

    - in favor of the approval and adoption of the Merger Agreement and the approval of the merger with Purchaser; and

    - against certain other actions outlined in the Stockholders Agreement, including any alternative acquisition proposal, except with SHL's or Purchaser's written consent.

    GRANT OF IRREVOCABLE PROXY. Our directors and executive officers have irrevocably granted to, and appointed, SHL and any nominee thereof, as their proxy and attorney-in-fact (with full power of substitution), to vote their shares of common stock in the manner described above.

    TRANSFER RESTRICTIONS. Our directors and executive officers agreed not to permit any transfer of their shares of our common stock to any person, other than SHL or Purchaser, unless the transferee agrees to be subject to the terms of the Stockholders Agreement. Our directors and executive officers also agreed to ensure that none of their shares of common stock is deposited into a voting trust and that no proxy is granted and no voting agreement or similar agreement is entered into with respect to such shares.

    EXPIRATION. The obligations under the Stockholders Agreement terminate upon the earlier to occur of (i) the valid termination of the Merger Agreement or
(ii) the effective date of the merger with Purchaser.

    The summary of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, which has been filed as Exhibit (e)(6) hereto, and we incorporate it herein by reference. The summary may not contain all the information that is important to you. Accordingly, you should carefully read the Stockholders Agreement in its entirety for a more complete description of the matters summarized herein.

    AGREEMENTS BETWEEN RAYTEL AND OUR EXECUTIVE OFFICERS

    Members of our management have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as our stockholders generally. The special committee of our board of directors, consisting entirely of directors who are not members of our management or affiliated with SHL or Purchaser, was aware of these interests and considered them along with the matters described in Item 4 in recommending the approval of the Merger Agreement to our full board of directors.

    THE KEY MANAGEMENT RETENTION AND EMPLOYMENT AGREEMENTS

    We entered into an Amended and Restated Employment Agreement, dated as of February 6, 2002, with Richard F. Bader, our chairman and chief executive officer, to clarify certain provisions of his existing agreement. We also entered into Key Management Retention Agreements, dated as of December 5, 2001 and February 6, 2002, with John F. Lawler, our vice president and chief financial officer, and Swapan Sen, our senior vice president, respectively, which agreements replaced earlier agreements with these individuals.

    Mr. Bader's employment agreement, as amended, provides that if we terminate the employment of Mr. Bader other than for cause or if Mr. Bader terminates his employment following certain specified actions by us, Mr. Bader will be entitled to receive severance payments equal to his then current base salary, plus continued coverage under our employee benefit plans, for a period of 24 months following the date of termination. If we terminate the employment of Mr. Bader other than for cause after a

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change of control of our company, Mr. Bader will be entitled to a lump sum payment at the time of termination which is equal to the full amount of the severance payments. In addition, Mr. Bader will be entitled to a lump sum payment at the time of termination which is equal to the full amount of the severance payments if he terminates his employment for any reason within six weeks following a change of control; provided that Mr. Bader would be required to extend his employment period if requested by us for a transition period of up to six weeks following the effectiveness of the change of control, in which case Mr. Bader's right to terminate for any reason and receive the lump sum severance payment will begin at the end of the agreed-upon transition period and end six weeks thereafter.

    Mr. Sen's Key Management Retention Agreement provides that in the event of a change of control of our company during the 12 month term of the agreement and upon the fulfillment of other conditions, Mr. Sen will receive as a retention bonus a lump sum payment in the amount of $350,000. In order to receive the retention bonus, Mr. Sen must have been continuously employed from the date of the Key Management Retention Agreement to the date of the change of control and either (a) Mr. Sen must remain continuously employed by us or certain related entities during the 12 month period following the change of control, or
(b) prior to the end of the 12 month period following the change of control, Mr. Sen's employment must be terminated by us other than for cause or by Mr. Sen following certain specified actions by us.

    Mr. Lawler's Key Management Retention Agreement provides that in the event of a change of control of our company during the 12 month term of the agreement and upon the fulfillment of other conditions, Mr. Lawler will receive as a retention bonus a lump sum payment in an amount equal to one-half of Mr. Lawler's annual base salary (approximately $80,000) in effect on the date of the change of control. In order to receive the retention bonus, Mr. Lawler must have been continuously employed from the date of the Key Management Retention Agreement to the date of the change of control and either (a) Mr. Lawler must remain continuously employed by us or certain related entities during the six month period following the change of control and must not have executed a qualifying employment agreement with any such entity during that period, or
(b) prior to the end of the six month period following the change of control, Mr. Lawler's employment must be terminated by us other than for cause or by Mr. Lawler following certain specified actions by us.

    Under the terms of the Amended and Restated Employment Agreement and the Key Management Retention Agreements, if the Offer is successful, a change of control will have occurred.

    We incorporate by reference the Key Management Retention Agreements and the Amended and Restated Employment Agreement, which are filed as Exhibits (e)(2) through (e)(4) hereto.

    RETENTION BONUSES

    In December 2001, our board of directors approved a cash bonus of $150,000 payable to Mr. Bader, conditioned upon the successful completion of the transactions contemplated by the Merger Agreement. Also, a pool of $200,000 was established for bonuses to other employees who are instrumental in the successful completion of the transaction. The bonus pool will be allocated by Mr. Bader subject to approval by the board of directors.

    STOCK OPTIONS

    We maintain the following stock option plans: the 1983 Incentive Stock Option Plan, the 1990 Stock Option Plan, the 1995 Outside Directors Stock Option Plan and the 2000 Stock Option Plan. The Merger Agreement provides that, at the effective time of the merger, each outstanding and unexercised option to purchase shares of our common stock under the 1983 Incentive Stock Option Plan and the 1990 Stock Option Plan, whether or not then vested, will be converted into the right to receive from us a cash amount for each option that is equal to
(1) the excess, if any, of the $10.25 per share consideration, or any higher price that may be paid per share in the Offer, over the exercise price per

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share of the subject option multiplied by (2) the number of shares underlying the option. The Merger Agreement also provides that any options that remain outstanding under the 1995 Outside Directors Stock Option Plan and the 2000 Stock Option Plan at the time the Offer is completed will be canceled at such time. Under the terms of these two plans, all outstanding options will become exercisable ten (10) days prior to the date the Offer is completed, and any such options that are not exercised as of the time the Offer is completed will terminate. The table below shows, as to each of our directors and executive officers, the number of shares of our common stock subject to in-the-money options granted under these stock option plans.

                                                                                      WEIGHTED
                                                                                      AVERAGE
                                                     NUMBER OF         RANGE OF       EXERCISE        AGGREGATE
                                                       SHARES       EXERCISE PRICE   PRICES PER       VALUE OF
NAME                             POSITION           GRANTED (1)       PER SHARE        SHARE      STOCK OPTIONS (2)
----                      -----------------------  --------------   --------------   ----------   -----------------
Richard F. Bader........  Chairman of the Board        23,842          $6.90            $6.90        $ 79,870.70
                          of Directors and Chief
                          Executive Officer

Jason Sholder...........  Senior Vice President        83,332        $5.42-$6.38        $6.09        $346,294.20
                          and President, Raytel
                          Medical Corporation,
                          and Chief Operating
                          Officer, Raytel Cardiac
                          Services, Inc.

Swapan Sen..............  Senior Vice President,       71,899        $5.42-$6.90        $5.67        $329,605.25
                          Raytel Medical
                          Corporation, and
                          President and Chief
                          Operating Officer,
                          Raytel Imaging
                          Holdings, Inc.

John F. Lawler, Jr......  Vice President and            2,500          $6.90            $6.90        $  8,375.00
                          Chief Financial Officer

Gene I. Miller..........  Director                      4,166          $6.90            $6.90        $ 13,956.10

Allan Zinberg...........  Director                      4,000        $1.95-$6.00        $3.98        $ 25,100.00

------------------------

(1) Excludes all options with an exercise price of $10.25 or more.

(2) Based on a value per share equal to the $10.25 per share offer price, less the exercise price of the option.

    ARRANGEMENTS WITH RESPECT TO OUR BOARD OF DIRECTORS

    DIRECTOR AND OFFICER INDEMNIFICATION; INSURANCE

    The Merger Agreement provides that from and after the effective time of the merger with Purchaser we will indemnify and hold harmless our current and former officers and directors and those of our wholly-owned subsidiaries in respect to claims made within six years following the effective time of the merger to the extent provided in our certificate of incorporation, bylaws and indemnity agreements. Any indemnification obligation will be subject to limitations imposed under applicable law and will be guaranteed by SHL.

    In addition, SHL will, or will cause us to, maintain in effect the current directors' and officers' liability insurance maintained by us, if available, for not less than six years after the effective time of

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the merger with respect to matters occurring prior to the effective time of the merger. We will not be required to pay annual premiums for this insurance in excess of 200% of the annual premium currently paid by us. SHL, at its election, may cause coverage to be provided under a "tail" policy, so long as the terms are at least as favorable in the aggregate to the intended beneficiaries as the existing insurance coverage.

    SPECIAL COMMITTEE COMPENSATION

    In connection with the formation of the special committee to consider and review the proposals we had received, our board of directors authorized the payment to each member of the special committee of a one-time fee of $35,000, as compensation for the time spent considering, and participating in negotiations and deliberations respecting, business combination proposals received by us. Our directors who comprise the special committee are Gene I. Miller and Allan Zinberg.

    AGREEMENTS WITH SHL, PURCHASER OR THEIR AFFILIATES

    CONFIDENTIALITY AGREEMENT

    On November 29, 2001, our financial advisors, Houlihan Lokey Howard & Zukin Capital ("Houlihan Lokey"), executed as our agent a confidentiality agreement with SHL. The confidentiality agreement contains customary provisions pursuant to which, among other things, SHL agreed on behalf of itself and its representatives, subject to limited exceptions, to maintain the confidentiality of nonpublic, confidential or proprietary information furnished to it and to use the confidential information solely in connection with evaluating a business combination with us. In addition, SHL agreed not to disclose to any third parties the fact that negotiations were taking place. The confidentiality agreement also provides that for a period of one year after the date of the agreement, SHL shall not, without our prior written consent, directly or indirectly solicit to employ or employ any of our officers or employees, except under the conditions provided in the confidentiality agreement.

    In addition, the confidentiality agreement contains a standstill provision pursuant to which, among other things, for a period of one year from the date of the confidentiality agreement, SHL and its affiliates and representatives will not, unless specifically invited in writing by us, in any manner directly or indirectly:

    - effect or seek, offer or propose to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose to effect or participate in any acquisition of any securities or assets of us or any of our subsidiaries, any tender or exchange offer, merger or other business combination involving us or any of our subsidiaries, or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to us or any of our subsidiaries;

    - take any action which might force us to make a public announcement regarding any of the types of matters set forth above; or

    - enter into any discussions or arrangements with any third party with respect to any of the foregoing.

    We incorporate by reference the full text of the confidentiality agreement which we filed as Exhibit (e)(7) to this Schedule 14D-9.

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    EXCLUSIVITY AGREEMENT

    On December 28, 2001, the special committee on our behalf entered into a letter agreement with SHL pursuant to which the special committee agreed that until the expiration of the exclusivity period subject to specified conditions:

    - we would not initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer with respect to an alternative transaction, or engage in negotiations concerning, provide any confidential information to, or have any discussion with, any person or group relating to an alternative transaction proposal;

    - we would immediately terminate any existing activities, discussions or negotiations with any parties with respect to an alternative transaction proposal; and

    - if we took any action described above with a third party prior to the end of the exclusivity period and we entered into any agreement for an alternative transaction within six months thereafter, we would reimburse SHL for its reasonable costs and expenses incurred in connection with the conduct of its due diligence examination, up to a maximum of $150,000.

    The exclusivity agreement was originally scheduled to expire on January 23, 2002, and as extended expired on February 7, 2002. All obligations under the exclusivity agreement terminated when we signed the Merger Agreement.

    We incorporate by reference the full text of the exclusivity agreement, as amended, which is filed as Exhibit (e)(8) to this Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    RECOMMENDATION OF OUR BOARD OF DIRECTORS

    Based on the unanimous recommendation of the special committee of our board of directors after discussion and deliberation, at a meeting duly called and held, on February 7, 2002, our board of directors unanimously:

    - determined that the Offer and the merger with Purchaser is fair to, and in the best interests of, us and our stockholders;

    - approved the execution, delivery and performance of the Merger Agreement and the completion of the transactions contemplated by the Merger Agreement, including the Offer and the merger; and

    - resolved to recommend acceptance of the Offer and adoption of the Merger Agreement by the holders of our common stock.

             OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR
                 STOCKHOLDERS TENDER THEIR SHARES IN THE OFFER.

    BACKGROUND OF THE OFFER; CONTACTS WITH SHL

    On August 13, 2001, we received a non-binding proposal from Richard F. Bader, our chairman and chief executive officer, and Albert J. Henry, a former director, on behalf of themselves and certain unnamed members of our management, to acquire all of our equity on a fully-diluted basis for a cash purchase price of $7.00 to $9.00 per share. The group requested an exclusivity period to conduct due diligence, obtain financing and negotiate the terms of the acquisition, and also requested $100,000 to cover due diligence costs.

    Following informal discussions among board members, meetings of our board of directors were held on August 17, 2001 and August 21, 2001. At these meetings, which Mr. Bader did not attend, the

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board discussed the proposal and determined to form a special committee of independent directors to evaluate the proposal. A further meeting of our board of directors was held on September 17, 2001, at which the board adopted resolutions authorizing the formation of the special committee and granting it the authority to determine the advisability of and make recommendations to the board regarding the proposal, and, if the special committee deemed advisable, to terminate discussions with the Bader group and/or investigate and pursue alternatives to the proposal. The board authorized and empowered the special committee to retain and consult with advisors, including financial and legal advisors, and to take such action as the special committee deemed advisable and appropriate to carry out its mandate. The board named Gene I. Miller and Allan Zinberg as the members of the special committee.

    The special committee interviewed several investment banking firms to act as its financial advisor. The special committee determined to negotiate an engagement agreement with Houlihan Lokey, after considering relative to the other firms interviewed, among other things, Houlihan Lokey's national reputation, depth of experience in health care acquisitions and capability of conducting a fairness analysis of any proposed transaction. The special committee also interviewed and engaged legal counsel to advise the special committee.

    The special committee negotiated the terms of an engagement agreement with Houlihan Lokey and an agreement was signed on September 25, 2001. Under the agreement, Houlihan Lokey was engaged as the special committee's exclusive financial adviser to assist the special committee in determining whether to pursue the proposal that had been received by the special committee or to formulate and evaluate other strategic alternatives including, but not limited to, seeking another acquisition offer, to assist the special committee in negotiating the financial aspects and facilitate the consummation of any such acquisition and, if requested, to render an opinion with respect to the fairness, from a financial point of view, to our stockholders of the consideration to be received in any such acquisition.

    On October 1, 2001, the special committee received a letter from RT Acquisition Group, Inc. ("RT"), an acquisition vehicle formed by Messrs. Bader and Henry, in which RT reaffirmed the $7.00 to $9.00 non-binding proposal, requested that we grant it an exclusivity period and that we pay $300,000 to cover RT's expenses. The proposal also was subject to the availability of financing. On the same date, RT publicly disclosed the offer by the filing of a
Schedule 13D with the Securities and Exchange Commission, and we issued a press release disclosing the offer, indicating that the special committee had been formed and that Houlihan Lokey had been retained to assist in the evaluation of the proposal and other strategic alternatives.

    From September 25 to October 16, 2001, Houlihan Lokey conducted a preliminary analysis of our company for the purposes of evaluating RT's offer and advising the special committee with respect to strategic alternatives. During this period, Houlihan Lokey received informal indications of interest from two other parties. On October 16, 2001, Houlihan Lokey presented the conclusions of its preliminary analysis at a meeting of the special committee. The presentation included a discussion and analysis of RT's proposal, our current and prospective financial condition, and our various strategic alternatives, including (but not limited to) discontinuing all discussions concerning a potential strategic transaction, negotiating exclusively with RT, negotiating exclusively with other interested parties or conducting a market test. After consideration of these and other issues, the special committee determined that it was not in the best interest of Raytel and its stockholders to enter into the requested exclusivity arrangement with RT and fund the $300,000 requested to cover the costs of RT's due diligence review. However, the special committee determined that it was in the best interest of our stockholders to continue to explore strategic alternatives, including the possible sale of all or part of our company to RT or another party. To that end, the special committee authorized Houlihan Lokey to identify and contact potential strategic and financial buyers, to provide informational materials regarding our company (subject to execution of a confidentiality agreement) and to negotiate with RT and the parties that had previously expressed interest.

    Houlihan Lokey promptly commenced the process of identifying and contacting potential strategic and financial buyers. All those who expressed interest in receiving confidential materials regarding our company (including RT) were required to sign a confidentiality agreement as a condition to such receipt.

    On October 12, 2001, Houlihan Lokey presented a confidentiality agreement to RT for execution. The provisions of the agreement became the subject of negotiations in which RT sought exclusivity and expense reimbursement as a condition to signing a confidentiality agreement. The negotiations culminated in the execution by RT of a confidentiality agreement without such provisions on November 30, 2001, and RT was thereafter furnished with informational materials regarding our company.

    On October 17, 2001, RT presented a draft agreement under which the special committee would grant exclusivity to RT and would reimburse RT for up to $300,000 of its transactions costs. Between October 17, 2001 and November 8, 2001, the special committee and its counsel negotiated with RT on the terms of this proposal. At a November 8, 2001 meeting of the special committee, the special committee determined that it would not be in the best interests of the stockholders to grant exclusivity to RT but that it would be in the stockholders' best interests to attempt to negotiate a more limited expense reimbursement agreement in view of the fact that RT had threatened to withdraw its bid unless its expenses were reimbursed.

    On October 25, 2001, Yariv Alroy, SHL's co-president, and another representative of SHL met with Mr. Bader in San Mateo, California to discuss the possibility of SHL's participation in the acquisition of our company. An unrelated individual experienced in the healthcare industry arranged for and participated in the meeting with Mr. Bader. Following this meeting, Yariv Alroy sent a letter to Mr. Bader on November 1, 2001, confirming SHL's interest in exploring the possible acquisition of Raytel.

    On November 3, 2001, Houlihan Lokey delivered an e-mail message to Yariv Alroy and Erez Alroy, SHL's co-presidents, which (i) introduced Houlihan Lokey,
(ii) referred to RT's publicly-announced proposal to acquire Raytel for between $7.00 to $9.00 per share, (iii) conveyed the special committee's and Houlihan Lokey's intention to conduct an accelerated process to explore its strategic alternatives and (iv) invited SHL to contact Houlihan Lokey if SHL was interested in pursuing a possible transaction with us.

    On November 6, 2001, Houlihan Lokey participated in a telephone conference with Erez Nachtomy, SHL's executive vice-president, and other representatives of SHL to discuss Houlihan Lokey's view of the process to be implemented by the special committee to explore strategic alternatives. Following that call, on November 6, 2001, Houlihan Lokey received a letter from SHL expressing
(i) SHL's interest in participating in the process in order to explore the possibility of it acquiring Raytel, (ii) SHL's preliminary view that there might be room to offer to pay more than the publicly-announced price range for our common stock indicated in RT's October 1, 2001 13D filing and (iii) SHL's desire to commence its due diligence investigation of our company.

    On November 6, 2001, Rory Riggs of Balfour, LLC ("Balfour") contacted Houlihan Lokey to express Balfour's interest in the sale process. Balfour is our largest stockholder, currently owning approximately 11.7% of the outstanding shares of our common stock. On November 6, 2001, Houlihan Lokey sent a confidentiality agreement to Balfour for execution. We are not aware of any efforts by Balfour to return the confidentiality agreement or attempt to negotiate its terms.

    Also on November 6, 2001, Houlihan Lokey forwarded to SHL a proposed confidentiality agreement. Representatives of Houlihan Lokey and SHL negotiated the terms of the confidentiality agreement through the last week of November 2001, and the confidentiality agreement was executed by the parties on November 29, 2001. SHL was thereafter presented with information materials. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements--Agreements with SHL, Purchaser or their Affiliates." Representatives of Houlihan Lokey and SHL's financial advisor, CIBC World

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Markets Corp. ("CIBC World Markets") had numerous conferences over the next several weeks with respect to such information. SHL and its representatives were provided internal financial and operational information over that period.

    On December 5, 2001, our board of directors, on the recommendation of the special committee and with Mr. Bader abstaining, granted to the RT bidding group a limited waiver under the triggering provisions of the Rights Agreement dated as of August 14, 1998 between us and BankBoston, N.A. to the extent necessary to permit the RT bidding group to evaluate, prepare, negotiate and finance a potential acquisition of our company. The waiver under the Rights Agreement was conditioned upon the RT bidding group and its affiliates both holding less than 25% of the beneficial ownership of our outstanding common stock and not acquiring additional securities of our company.

    On December 6, 2001, RT entered into an agreement with the special committee pursuant to which we agreed to (i) reimburse certain out-of-pocket expenses incurred by RT in conducting due diligence and evaluating, negotiating and structuring a potential business combination transaction and in preparing a formal bid to acquire us, and related financial arrangements, up to a maximum of $75,000, of which $50,000 would be payable to the investment banker to be engaged by RT, and (ii) provide a limited consent to the right of RT to enter into agreements, arrangements or understandings with our existing stockholders to become equity or debt participants in RT for the sole purpose of assisting RT in evaluating, preparing, negotiating and financing a potential business combination transaction, in each case subject to the terms and conditions provided therein.

    On December 11, 2001 representatives of SHL, including Messrs. Yariv Alroy and Nachtomy, together with representatives of CIBC World Markets, met with members of our management, including John Lawler, our vice president and chief financial officer, and William Paradis, our vice president-accounting, at our Windsor, Connecticut facility to discuss due diligence matters and visit the facility. These due diligence discussions also included telephone conferences with Mr. Bader and Swapan Sen, our senior vice president and the president and chief operating officer of our imaging division.

    At a December 11, 2001 meeting of the special committee, Houlihan Lokey indicated that it had substantially completed the process of soliciting indications of interest and that the parties who had expressed interest had received sufficient information to formulate non-binding bids. In particular, Houlihan Lokey reported that it had contacted 39 unaffiliated parties in total, that twelve of those parties had expressed interest in receiving information about our company, that all but two had received informational materials and that three had met with members of our management. After consideration of certain factors, including the need to retain the interest of prospective bidders, the special committee instructed Houlihan Lokey to solicit non-binding bids from interested parties that had performed due diligence and to indicate to such parties that the deadline for submission of bids would be the close of business on December 17, 2001.

    On December 11 and December 12, 2001, Houlihan Lokey advised potential bidders orally and in writing to submit a non-binding proposal to acquire Raytel or one of our divisions by December 17, 2001, and requested that the bidder specify any conditions to which the proposal would be subject.

    On December 11, 2001, RT objected to the December 17 deadline. At a telephonic meeting of the special committee held on December 12, 2001, the special committee evaluated RT's objection. After consideration of the process, the components of RT's bid, including price, requests for expense reimbursement and apparent lack of financing, and requested time deadlines and taking into account Mr. Bader's knowledge of the company, RT's role in delaying its receipt of informational materials and the possibility that other prospective bidders might lose interest if the deadline were to be extended at the request of the bidder associated with management, the special committee determined that the deadline should not be extended. Following the meeting, Houlihan Lokey communicated this decision to RT.

    In a telephonic conversation on December 14, 2001, Rory Riggs, the principal of Balfour, advised Houlihan Lokey that Balfour was no longer interested in acquiring our company.

    On December 15, 2001, representatives of Houlihan Lokey and Mr. Allan Zinberg, a Raytel director and member of the special committee, spoke by telephone conference with representatives of SHL, including Messrs. Yariv Alroy and Nachtomy, together with representatives of CIBC World Markets, to discuss the status of, and various questions raised by SHL with respect to, the sale process to date.

    On December 17, 2001, Houlihan Lokey received a letter from RT in which RT proposed an offer of $7.50 to $9.50 which was joined in by Balfour. The letter stated that Balfour was acting in concert with RT for the sole purpose of assisting RT in evaluating, preparing, negotiating and financing the proposed transaction. The revised bid was conditioned on payment by Raytel of $225,000 of RT's out-of-pocket expenses in connection with conducting due diligence and negotiating a definitive agreement in addition to the $75,000 previously agreed to be paid by the special committee and authorizing that $50,000 of the expenses previously agreed be paid to the financial advisor to RT instead be paid to the financial advisor to Balfour. On December 18, 2001, Messrs. Bader and Henry and RT filed Amendment No. 1 to their Schedule 13D, and were joined in such filing by Balfour and Rory Riggs, individually. Attached to the amendment was the December 17 letter addressed to Houlihan Lokey.

    On December 17, 2001, SHL submitted to the special committee a non-binding proposal to acquire all the fully-diluted outstanding shares of our common stock by means of a cash tender offer or merger at a price of $11.50 per share. The proposal was subject to several conditions, including the satisfactory completion of SHL's due diligence investigation and the negotiation and preparation of definitive agreements. In addition, the proposal was based on certain assumptions, including assumptions with respect to liabilities which might result from the fact that certain reimbursement claims submitted by the New Jersey facility of the Raytel Cardiac Services, Inc. subsidiary related to transtelephonic pacemaker monitoring services had not complied in all respects with certain requirements of Medicare's policy guidelines relating to the duration of testing sessions (the "New Jersey Claims").

    By the close of business on December 17, 2001, the special committee had received three proposals to acquire all of our outstanding common stock: the joint proposal from RT and Balfour, the proposal from SHL and a joint proposal by a strategic buyer and financial buyer. In addition, the strategic buyer also made an alternate proposal to acquire only the business assets of our subsidiary, Raytel Cardiac Services, Inc. Each of the proposals contained a condition that the special committee negotiate exclusively with the bidder. At a meeting of the special committee held on December 18, 2001, Houlihan Lokey presented a comparative analysis of the proposals. At the conclusion of the meeting, the special committee instructed Houlihan Lokey to provide additional information to the bidders and to solicit final and best proposals from each bidder by December 21, 2001.

    On December 19, 2001, representatives of Houlihan Lokey spoke by telephone conference with CIBC World Markets to discuss SHL's December 17, 2001 proposal letter.

    On December 20, 2001, Houlihan Lokey provided to each bidder our updated budget for 2002.

    On December 20, 2001, each bidder was requested by representatives of Houlihan Lokey to submit a revised non-binding proposal that was responsive to certain questions and comments made by Houlihan Lokey in respect of the bidder's earlier proposal.

    On December 21, 2001, SHL submitted a revised non-binding proposal to acquire all the fully-diluted outstanding shares of our common stock by means of a cash tender offer at a price of $11.50 per share (or $11.00 if its due diligence investigation did not support certain assumptions), which proposal superseded SHL's December 17, 2001 proposal. The proposal was subject to several conditions, including the satisfactory completion of SHL's due diligence investigation and the negotiation and preparation of definitive agreements. The proposal was based on certain assumptions, including assumptions with respect to the New Jersey Claims.

    In a letter dated December 21, 2001, Balfour claimed that the special committee had breached its fiduciary duties by not permitting Balfour additional time to make its bid, thus not taking adequate steps to maximize stockholder value, and requested an extension of the bid deadline until after the Christmas holidays.

    On December 21, 2001, a meeting of the special committee was held for the purpose of evaluating the updated bids. A second meeting was held on December 22, 2001 to continue the evaluation. Houlihan Lokey presented a comparative analysis of the bids and discussed the bids in detail with the special committee. At the conclusion of those discussions, the special committee determined that it should enter into exclusive discussions with SHL, a condition precedent to SHL's willingness to proceed. This determination was based on a consideration of SHL's proposed purchase price of $11.50 per share (or $11.00 if its due diligence investigation did not support certain assumptions), which represented a substantial premium over the next highest bid, as well as a consideration of the terms, conditions and contingencies of the bid, SHL's proposed timeline for due diligence and negotiation, and the assessment of the likelihood that the proposed transaction would be successfully completed. The special committee also evaluated Balfour's claim and its request for an extension of the bid deadline, the special committee concluded that it would not be in the best interests of our stockholders to delay the bidding process due to its concern that the SHL bid would be lost if the process was revised based upon the request of the RT/Balfour bidder.

    At the December 22, 2001 meeting, the special committee considered the risk that members of management might decide to terminate their employment with Raytel if the special committee chose to proceed with any proposal other than the proposal received from RT, Mr. Bader's group. The special committee believed that there was a risk to our business and our ability to maximize the value to our stockholders upon a sale of our company if we were unable to retain the services and cooperation of our senior management and that it would be necessary to consider ways to properly provide assurances to management so that they would be in a position to assist the board of directors in maximizing stockholder value in a transaction. Accordingly, the special committee, after discussion and deliberation, decided to recommend to the board of directors specified retention bonuses in connection with a change in control of our company and to promote the retention of key members of our management team through the sale process.

    On December 22, 2001, Houlihan Lokey advised CIBC World Markets of the special committee's intent to move forward with SHL's proposal to acquire Raytel and negotiate the terms of and enter into an exclusivity agreement.

    From December 26 through December 28, 2001, representatives of Raytel and SHL negotiated the terms of an agreement pursuant to which SHL was granted the exclusive right to negotiate a potential acquisition transaction, and the agreement was executed by the parties on December 28, 2001. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements--Agreements with SHL, Purchaser or their Affiliates." SHL's exclusive negotiating rights were ultimately extended through February 7, 2002, after the special committee determined that such extension was appropriate under the circumstances.

    Following execution of the exclusivity agreement with SHL, a meeting of the full board of directors was held on December 29, 2001. At the meeting, Mr. Bader was advised of the special committee's decision, the execution of the exclusivity agreement with SHL and the commitments of the company and its officers pursuant to that agreement. The special committee requested cooperation of management with the due diligence process and Mr. Bader agreed to direct management to cooperate. At this meeting, the special committee presented the concept of special retention bonuses to key members of management conditioned on successful consummation of the proposed transaction. The final terms of those arrangements were finalized prior to execution of the Merger Agreement.

    From January 2 through January 5, 2002, in furtherance of SHL's due diligence investigation of Raytel, representatives of SHL, including
Messrs. Yariv Alroy, Erez Alroy and Nachtomy, made visits to the various offices and facilities of Raytel and met with members of our management, including Messrs. Swapan Sen and Barry Forwand, our Cardiac Services division's senior vice-president of sales, and Jason Sholder, president of our Cardiac Services division. SHL's accountants also visited our facilities in connection with their due diligence investigation of Raytel and continued their work through the third week of January.

    During the first three weeks of January, in furtherance of SHL's due diligence investigation of Raytel, representatives of SHL requested and received from Gray Cary Ware & Friedenrich LLP, counsel to Raytel ("GC"), and Sheppard, Mullin, Richter & Hampton LLP, counsel to the special committee ("SM"), additional information concerning Raytel, including with respect to outstanding healthcare issues.

    On January 3, 2002, SHL's counsel, Fulbright & Jaworski L.L.P. ("F&J"), delivered a proposed agreement and plan of merger to SM, GC and Houlihan Lokey. During the remainder of January, the special committee and senior management of SHL and their respective counsel negotiated the terms of the Merger Agreement. Among the more significant issues negotiated were the circumstances under which a termination fee and expenses would be payable to SHL.

    In a letter dated January 15, 2002, addressed to our board of directors, counsel for Balfour restated its claim that the special committee had breached its fiduciary duties, requested the board to call a special meeting of stockholders to elect new directors and requested that Balfour's nominees be placed on the slate. In additional correspondence sent in the succeeding weeks, counsel to Balfour indicated that it would publicly air its claim through a filing with the SEC. In a filing made with the SEC on February 5, 2002, Balfour stated that it intends to speak with certain of our stockholders to discuss its claim that we have not taken all procedures and acts to maximize stockholder value in connection with a potential sale transaction. Balfour also stated that it intends to discuss with our stockholders its request that we call a special meeting of stockholders and/or its intent to possibly initiate a proxy solicitation in order to nominate a new slate of directors supported by Balfour.

    On January 16, 2002, representatives of Houlihan Lokey and Mr. Zinberg spoke further with representatives of SHL, including Mr. Yariv Alroy, together with representatives of CIBC World Markets, by telephone conference to further discuss certain due diligence issues.

    On January 18, 2002, representatives of SHL, an attorney at F&J and representatives of Houlihan Lokey spoke further with Mr. Sholder, president of Raytel's Cardiac Services division, by telephone conference to further discuss due diligence issues.

    On January 23, 2002, the exclusivity agreement between us and SHL was extended until January 29, 2002 by mutual agreement of the parties.

    On January 31, 2002, after substantial completion of SHL's due diligence, SHL submitted a revised bid by letter to the special committee in which SHL lowered its bid price to $10.00 per share. SHL stated that its due diligence review had revealed several issues that had caused it to lower the bid, including anticipated lower than expected first quarter financial results and certain findings of its due diligence review, including its assessment of the status of the New Jersey Claims. A meeting of the special committee was held on January 31, 2002 for the purpose of evaluating and determining how to respond to the revised bid. After considering SHL's proposal and the alternatives available to the special committee, the special committee instructed Houlihan Lokey to seek an increase in the price to $10.50 per share and a number of concessions with respect to the terms of the Merger Agreement.

    On February 1, 2002, a series of telephonic negotiations were held between Houlihan Lokey and CIBC World Markets to discuss the pricing issue. On
February 1, 2002, CIBC World Markets, at the direction of SHL, advised Houlihan Lokey that SHL would agree to a price of $10.25 per share and to the resolution of a number of provisions in the Merger Agreement as proposed by the special committee. The parties agreed on the steps that needed to be completed before an agreement could be reached, including availability of Raytel's first quarter financial information. The special committee agreed to hold a special committee meeting and a board meeting to review the proposed transaction on February 6, 2002.

    Between February 1 and February 7, 2002, the representatives of the parties continued to negotiate the terms of the Merger Agreement. On February 2, 2002, the exclusivity agreement was extended through February 7, 2002 by mutual agreement of the parties.

    On February 6, 2002, a meeting of the special committee was convened for the purpose of determining whether to recommend to our board of directors that it approve the Merger Agreement. Houlihan Lokey presented a detailed account of an analysis it had conducted to arrive at its fairness opinion and orally delivered its opinion, subsequently confirmed in a letter dated February 7, 2002, a copy of which is attached as Annex A to this Schedule 14D-9 and incorporated by reference. The special committee reviewed with its advisers the material terms of the Merger Agreement, and discussed the special committee's fiduciary duties in connection with evaluating the Merger Agreement. At the conclusion of the meeting, and after careful deliberation and discussion of a number of factors, including those described below under "--Reasons for the Recommendation of Our Board of Directors," the special committee unanimously voted to recommend that our full board of directors approve the Merger Agreement.

    Immediately following the special committee meeting, a meeting of our full board of directors was convened. At the meeting, Messrs. Miller and Zinberg reported to Mr. Bader, the third director, on the process followed by the special committee, including the investigation of alternatives, described Houlihan Lokey's fairness opinion analysis and reported on the reasons for the special committee's recommendation that the board approve the Merger Agreement. The meeting was adjourned until February 7, 2002, when it reconvened. When the meeting was reconvened, and after careful deliberation and discussion, the board of directors upon the unanimous recommendation of the special committee unanimously determined that the Merger Agreement was fair to, and in the best interests of, our stockholders and approved the execution of the Merger Agreement. The board also approved execution of the Stockholders Agreement by the directors and executive officers.

    Later in the afternoon of February 7, 2002, the respective parties to the Merger Agreement and the Stockholders Agreement executed and delivered those agreements. On February 8, 2002, the parties each issued a press release announcing the signing of the Merger Agreement. We incorporate by reference the full text of our press release which is filed as Exhibit (a)(2) to this
Schedule 14D-9. Pursuant to the Merger Agreement, the parties agreed to commence the Offer by February 22, 2002.

    On February 13, 2002, Messrs. Bader and Henry and RT filed Amendment No. 2 to their Schedule 13D. The filers stated that Mr. Bader has agreed to tender his shares to SHL in connection with the Offer and that Mr. Bader, Mr. Henry and RT Acquisition Group no longer intend to act in concert with each other or with Balfour, and no longer intend to engage in discussions with the special committee in connection with their proposal submitted on December 17, 2001.

    REASONS FOR THE RECOMMENDATION OF OUR BOARD OF DIRECTORS

    In approving the Merger Agreement and the transactions contemplated by the Merger Agreement, and recommending that all stockholders tender their shares of our common stock pursuant to SHL's and Purchaser's Offer to Purchase, the special committee considered a number of factors, including the following:

    - MARKET PRICE AND PREMIUM. The special committee considered the recent and historical price and trading activity of our common stock. In particular, the special committee considered that the price of $10.25 per share to be paid in the Offer represents a premium of 28% over our closing stock price on February 7, 2002, the date our board of directors approved the Merger

      Agreement and a 101% premium over our closing stock price on September 28, 2001, which was the day before RT's non-binding proposal was publicly announced.

    - HOULIHAN LOKEY FAIRNESS OPINION. Our special committee and board of directors considered the fairness opinion delivered to the special committee and the board of directors by Houlihan Lokey, dated February 7, 2002, that based upon and subject to the assumptions and limitations described in the opinion, the cash consideration to be received by the holders of shares of our common stock pursuant to the Offer and the merger was fair, from a financial point of view, to such holders. Our stockholders are urged to read the fairness opinion which is attached as Annex A to this Schedule 14D-9 carefully and in its entirety before deciding whether to tender their shares as recommended by our board of directors.

    - TRANSACTION STRUCTURE. The special committee evaluated the benefits of the transaction being structured as an immediate cash tender offer for all of the outstanding shares of our common stock to be followed by a merger for shares not tendered at the same price per share. The special committee also considered the fact that the transaction was structured so that the representations and warranties contained in the Merger Agreement would not survive the closing and none of the offered price is contingent. The special committee also considered the fact that the cash tender offer would enable our stockholders the opportunity to obtain cash for all of their shares at the earliest possible time.

    - STRATEGIC ALTERNATIVES. The special committee considered alternatives to the Offer, including a sale of all or parts of our company. The special committee noted that Houlihan Lokey had contacted 39 potential strategic and financial buyers and that the special committee received three other offers to purchase all or a portion of our company. The special committee considered the terms of the Offer to be superior to the alternative proposals, including the price offered, the conditions proposed and the probability of completing the transaction. The special committee considered whether selling our company on a division-by-division basis, rather than as a whole, would be in the best interests of our stockholders and concluded that it would not. In particular, the special committee determined that finding buyers willing to acquire all of the divisions of our company and other assets would prove to be difficult. The process would require us to incur additional shut down and severance costs and higher transaction costs while maintaining a public company structure. In addition, the special committee recognized that the disbursement of the proceeds of sale to our stockholders would likely have to be delayed until the conclusion of the last transaction and the satisfaction of remaining liabilities, which could delay distribution for a significant period.

    - FINANCING AND LIQUIDITY. The special committee considered our current sources of liquidity in light of our working capital and capital expenditure requirements, including our debt repayment obligations and a payment of $2 million plus accrued interest due in June 2002 in connection with our settlement of matters arising from an investigation by the Office of the Inspector General of the Department of Health and Human Services. The special committee also considered that we have limited availability under our current revolving credit facility and that it is not likely that we will have access to capital markets in the near term.

    - OUR OPERATING AND FINANCIAL CONDITION. The special committee considered our current and historical financial condition and results of operations, as well as our prospects and strategic objectives, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which we operate. The special committee took into consideration the potential effect of changes in Medicare reimbursement for services performed by our Raytel Cardiac Services subsidiary, that our operating results for our first fiscal quarter did not meet our internal budget forecasts, and that uncertainties existed with respect to Medicare reimbursements for prior periods.

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    - HIGHER CERTAINTY OF CONSUMMATION. The special committee considered the fact that the commencement of the Offer is not subject to SHL's ability to secure financing commitments or a due diligence condition. The special committee reasoned that SHL has strong industry knowledge of telemedicine, has a strong balance sheet and is in a good strategic position to acquire our company. The transaction is not subject to review pursuant to the Hart-Scott-Rodino Antitrust Improvements Act. SHL has committed to consummate the Offer subject only to a limited number of conditions as set forth in Section 14 of the Offer to Purchase, which is filed as Exhibit (a)(1) to this Schedule 14D-9.

    - SUPERIOR PROPOSALS. The special committee considered the fact that while the Merger Agreement prohibits us from soliciting proposals concerning an acquisition of our company, our board of directors, in the exercise of its fiduciary duties, would be able to provide information to, and engage in negotiations with, a third party that makes an unsolicited superior proposal (as defined in the Merger Agreement) and accept a superior proposal if it determines that its fiduciary duties so require, upon payment to SHL of a termination fee of $1,750,000 plus the reimbursement of SHL's out of pocket expenses up to $750,000.

    - DISCUSSIONS WITH ADVISORS. The special committee discussed and considered in detail all aspects of the Offer and merger with its financial and legal advisors.

    - SPECIAL COMMITTEE FORMATION AND ARM'S-LENGTH PROCESS AND NEGOTIATIONS. The special committee considered the fact that the Offer, the Merger Agreement and the transactions contemplated by the Merger Agreement were the product of arm's-length negotiations between SHL and the special committee, that SHL held no prior interest in Raytel and that the special committee members had no interest in the transaction other than as stockholders and option holders of the company. The special committee considered the extensive process utilized to seek potential bidders, prior unsuccessful attempts to market our company, and the fact that the sale process had been publicly disclosed for a substantial period giving interested potential buyers ample opportunity to contact Houlihan Lokey or the special committee. The special committee considered the claims asserted by the RT/Bader group and believes that it has followed a fair process designed to maximize stockholder value. The special committee considered that the high end of the RT proposal in which Balfour joined on December 17, 2001, of $7.50 to $9.50 was well below the SHL proposal and below the $10.25 per share offer price that the special committee accepted from SHL. The RT/Balfour bid was conditioned on entering into an exclusive negotiating process with RT/Balfour for a substantial period and on payment by Raytel of $300,000 of out-of-pocket expenses anticipated to be incurred by RT/Balfour in connection with due diligence and negotiating a definitive agreement. The other bidders who participated in the process did not ask for expense reimbursement as a condition to their willingness to participate in the process.

    - POTENTIAL CONFLICTS OF INTEREST. The special committee considered the interests and potential conflicts of interest of some of our executive officers in the Offer. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements--Agreements between Raytel and our Executive Officers."

    - OUR FUTURE PROSPECTS. The special committee considered the fact that all holders of shares (except for SHL and Purchaser) whose shares are purchased in the Offer will not participate in our future prospects. Because of the risks and uncertainties associated with our future prospects, the special committee concluded that accepting this proposal would be in the judgment of the special committee in the best interests of our stockholders.

    - CERTAINTY OF VALUE. The special committee considered the fact that the purchase price in the Offer and the merger would be cash, thus eliminating any uncertainties in valuing the consideration to be received by our stockholders. If any consideration were to be received in the form of stock, these uncertainties might be particularly acute in light of the recent volatility in the price of our common stock, as well as the volatility in the market prices of shares of comparable companies and in the Nasdaq stock market in general.

    The description set forth above is not intended to be exhaustive but merely summarizes the primary factors considered by the special committee and our board of directors. In view of its many considerations, neither the special committee nor our board of directors found it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the special committee or our board of directors may have given different weights to the various factors considered. After weighing all of these considerations, and after careful deliberations, the special committee approved the terms of the Offer and recommended that our board of directors approve it. Based on such recommendation, our board of directors, after further discussion and deliberation, approved the Offer and recommended that holders of our common stock tender their shares in the Offer.

    INTENT TO TENDER

    Pursuant to the Stockholders Agreement described in Item 3 above, all of our directors and executive officers have agreed to tender all of the shares of our common stock beneficially owned by them to SHL and Purchaser in the Offer and to vote their shares in favor of the approval and adoption of the Merger Agreement and the approval of the merger with Purchaser. Such directors and executive officers beneficially own an aggregate of 188,010 shares of our outstanding common stock (approximately 6.4% of our outstanding shares), not including shares issuable upon exercise of options. In addition, such directors and officers hold in-the-money options with respect to 189,739 additional shares (approximately 5.1% of our outstanding shares on a fully-diluted basis).

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

    Pursuant to a letter agreement dated September 25, 2001, the special committee engaged Houlihan Lokey to act as its financial advisor in connection with the consideration of acquisition offers and, if requested, to render to our board of directors an opinion with respect to the fairness, from a financial point of view, to our stockholders of the consideration to be received in any such acquisition.

    Houlihan Lokey is an institutional investment banking firm and, as part of its investment banking activities, is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The special committee selected Houlihan Lokey to serve as its financial advisor because of its expertise and reputation.

    Pursuant to the letter agreement, the special committee agreed to pay Houlihan Lokey the following fees for its financial advisory services:

    - a fee of $75,000, payable on the date the letter agreement was signed;

    - a fee of $125,000, payable upon request that Houlihan Lokey prepare a written fairness opinion;

    - a fee of $125,000, payable upon delivery of the final written fairness opinion; and

    - a fee, payable at the closing of the merger, in an amount equal to $200,000 plus an incentive fee equal to 5% of the transaction value (as defined in the letter) in excess of our market capitalization (as defined in the letter).

    Pursuant to the letter agreement, the special committee on behalf of Raytel also agreed to reimburse Houlihan Lokey for reasonable out-of-pocket expenses and to indemnify Houlihan Lokey against any and all losses, claims, damages, liabilities, costs and expenses arising out of, based upon, or in any way related to the services rendered under the agreement, except to the extent that such liabilities are found in a final court judgment to have resulted directly from Houlihan Lokey's knowingly fraudulent acts, gross negligence, bad faith, willful misfeasance, or reckless disregard of its obligations or duties.

    Except as described above, neither Raytel, any member of the special committee or the board of directors, nor any person acting on behalf of any of them, has or currently intends to employ, retain or compensate any person to make solicitations or recommendations with respect to the Offer or the merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    There have been no transactions in shares of our common stock during the past 60 days by us or, to the best of our knowledge, by any of our executive officers, directors, affiliates or subsidiaries.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

    Except as set forth in this Schedule 14D-9, we are not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (a) a tender offer or other acquisition of our securities by us, any of our subsidiaries, or any other person; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;
(c) any purchase, sale or transfer of a material amount of our assets of our any of our subsidiaries' assets; or (e) any material change in our present dividend rate or policy, indebtedness or capitalization.

    Except as described in this Schedule 14D-9, there are no transactions, resolutions of our board of directors, agreements in principle, or signed contracts that have been entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

    DELAWARE GENERAL CORPORATION LAW

    As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person become an interested stockholder unless (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of outstanding shares, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is
(x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least
66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, our board of directors has approved the Merger Agreement and the Stockholders Agreement, as described in Item 4 above, and therefore, the restrictions of
Section 203 are inapplicable to the transactions contemplated under the Merger Agreement.

    REGULATORY FILINGS

    Under the Hart-Scott-Rodino Antitrust Improvements Act (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. Neither the acquisition of shares by the Purchaser pursuant to the Offer nor the merger with Purchaser, nor any of the other transactions contemplated by the Merger Agreement and the Stockholders Agreement, are subject to such requirements.

    The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of shares by Purchaser pursuant to the Offer and the merger with Purchaser. At any time before or after the consummation of any such transactions, the Antitrust division or the FTC could, notwithstanding the inapplicability of the HSR Act, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares pursuant to the Offer and the merger with Purchaser or seeking divestiture of shares so acquired or divestiture of substantial assets of SHL, Raytel or any of their respective subsidiaries. State attorneys general may also bring legal actions under the antitrust laws, and private parties may bring such actions under certain circumstances.

    While we do not believe that the acquisition of shares by Purchaser will violate the antitrust laws, we cannot assure you that a challenge to the Offer or the merger with Purchaser on antitrust grounds will not be made or, if such a challenge is made, what the result will be.

    SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS

    Prior to entering into the Merger Agreement, our board of directors delegated responsibility to a special committee of the board for the purpose of considering strategic alternatives that we might pursue, including the evaluation of offers submitted by other parties to acquire us or merge with us. Gene I. Miller and Allan Zinberg have been appointed as members of the Special Committee. For information about these individuals please see Item 3 above and "Annex B".

ITEM 9. EXHIBITS

(a)(1) Offer to Purchase dated February 22, 2002 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by SHL TeleMedecine Acquisition Corp. on February 22, 2002).

(a)(2)   Press Release issued by Raytel Medical Corporation on
         February 8, 2002 (incorporated by reference to the Schedule 14D-9 filed by Raytel Medical Corporation on
         February 8, 2002).

(a)(3) Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by SHL
         TeleMedicine Acquisition Corp. on February 22, 2002).

(a)(4)   Letter to the stockholders of Raytel Medical Corporation.

(e)(1) Agreement and Plan of Merger dated as of February 7, 2002 among SHL TeleMedicine Ltd., SHL TeleMedecine Acquisition
         Corp. and Raytel Medical Corporation (incorporated by reference to Exhibit 2.1 to the Quarterly Report on Form 10-Q filed by Raytel Medical Corporation on February
         19, 2002).

(e)(2)   Key Management Retention Agreement dated as of December 5,
         2001 between Raytel Medical Corporation and John F. Lawler
         (incorporated by reference to Exhibit 10.74 to the Quarterly
         Report on Form 10-Q filed by Raytel Medical Corporation on
         February 19, 2002).

(e)(3)   Key Management Retention Agreement dated as of February 6,
         2002 between Raytel Medical Corporation and Swapan Sen
         (incorporated by reference to Exhibit 10.75 to the Quarterly
         Report on Form 10-Q filed by Raytel Medical Corporation on
         February 19, 2002).

(e)(4)   Amended and Restated Employment Agreement dated as of
         February 6, 2002 between Raytel Medical Corporation and
         Richard F. Bader (incorporated by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q filed by Raytel Medical
         Corporation on February 19, 2002).

(e)(5)   Item 11 "Executive Compensation" of Raytel Medical
         Corporation's Annual Report on Form 10-K for the fiscal year ended September 30, 2001, filed with the SEC on December 31, 2001 and amended on January 28, 2002.

(e)(6)   Stockholders Agreement dated as of February 7, 2002 among
         SHL TeleMedecine Ltd., SHL TeleMedecine Acquisition Corp.
         and each of Richard F. Bader, Jason Sholder, Swapan Sen,
         John F. Lawler, Gene I. Miller and Allan Zinberg
         (incorporated by reference to Exhibit 2 to the Schedule 13D filed by SHL TeleMedicine Ltd. and SHL TeleMedicine
         Acquisition Corp. on February 19, 2002).

(e)(7) Confidentiality Agreement dated as of November 29, 2001 between Houlihan Lokey Howard & Zukin Capital and SHL
         TeleMedecine, Ltd. (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by SHL TeleMedicine
         Acquisition Corp. on February 22, 2002).

(e)(8)   Exclusivity Agreement dated as of December 28, 2001 between
         Raytel Medical Corporation and SHL TeleMedecine Ltd., and all amendments thereto.

(e)(9)   Opinion of Houlihan Lokey Howard & Zukin Capital dated
         February 7, 2002 (included as Annex A to this
         Schedule 14D-9).

(e)(10)  Information Statement pursuant to Section 14(f) of the
         Securities Exchange Act of 1934 and Rule 14f-1 thereunder
         (included as Annex B to this Schedule 14D-9).

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       RAYTEL MEDICAL CORPORATION

                                                       By:  /s/ RICHARD F. BADER
                                                            -----------------------------------------
                                                            Name: Richard F. Bader
                                                            Title: Chairman of the Board of Directors
                                                            and Chief Executive Officer
Date: February 22, 2002

                                                                         ANNEX A

                                     [LOGO]

February 7, 2002

The Special Committee of the
Board of Directors of Raytel Medical Corporation
The Board of Directors of Raytel Medical Corporation
2755 Campus Drive, Suite 200
San Mateo, CA 94403

Dear Special Committee and Board Members:

We understand that Raytel Medical Corporation is in negotiations with SHL Telemedicine Ltd. ("SHL") to enter into an Agreement and Plan of Merger whereby a direct wholly-owned subsidiary of SHL would initiate a cash tender offer for $10.25 per share ("Merger Consideration") to be followed-up by a back-end merger at the same price. All options will automatically vest and receive $10.25 in cash per share net of their respective exercise prices. Such transaction and other related transactions disclosed to Houlihan Lokey are referred to collectively herein as the "Transaction."

You have requested our opinion (the "Opinion") as to the matters set forth below. The Opinion does not address the Company's underlying business decision to effect the Transaction.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

    1. reviewed the Company's annual reports to shareholders and on Form 10-K for the five fiscal years ended September 30, and Company-prepared interim management reports for the fiscal years ended 1998, 1999 and 2000, and the three-months ended December 31, 2001, which the Company's management has identified as being the most current financial statements available;

    2. reviewed a copy of the Agreement and Plan of Merger and Stockholders' Agreement in the form of a draft furnished to us on February 4, 2002 (which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the agreement to be executed);

    3. reviewed the Company's Settlement Agreement with the Office of the Inspector General ("OIG") executed in September 2001 concerning the Company's billing practices and other Medicare violations;

    4. met with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company;

    5.  visited certain facilities and business offices of the Company;

    6. reviewed a forecast prepared and furnished to us by the Company's management with respect to the Company for the fiscal year ended September 30, 2002;

    7. reviewed the historical market prices and trading volume for the Company's publicly traded securities;

    8. reviewed prior bids and/or indications of interest received by the Company;

    9. reviewed certain other publicly available financial data for certain companies that we deem comparable to the Company, and publicly available prices and premiums paid in other transactions that we considered similar to the Transaction;

    10. reviewed various financial data and other information related to SHL;
       and

    11. conducted such other studies, analyses and inquiries as we have deemed appropriate.

We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

Based upon the foregoing, and in reliance thereon, it is our opinion that the consideration to be received by the Company in connection with the Transaction is fair to the Company from a financial point of view.

HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL

                                                                         ANNEX B

                           RAYTEL MEDICAL CORPORATION
                          2755 CAMPUS DRIVE--SUITE 200
                          SAN MATEO, CALIFORNIA 94403

--------------------------------------------------------------------------------

                       INFORMATION STATEMENT PURSUANT TO
             SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934,
                     AS AMENDED, AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about February 22, 2002, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of shares of common stock, $0.001 par value per share ("Shares"), of Raytel Medical Corporation, a Delaware corporation ("Raytel"). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. This Information Statement is being provided in connection with the possible appointment of persons designated by SHL TeleMedicine Acquisition Corp., a Delaware corporation ("Purchaser"), an indirect wholly-owned subsidiary of SHL TeleMedicine Ltd., an Israeli corporation ("SHL"), to at least a majority of the seats on the Board of Directors of Raytel (the "Board"). Such designation is to be made pursuant to
Section 1.03 of the Agreement and Plan of Merger dated as of February 7, 2002 (the "Merger Agreement"), among SHL, Purchaser and Raytel.

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

    Pursuant to the Merger Agreement, Purchaser will commence a cash tender offer to acquire all of the issued and outstanding Shares (the "Offer"). It is a condition to the Offer that a majority of the Shares (on a fully-diluted basis) are tendered and accepted for payment by the Purchaser (the "Minimum Condition"). The Offer is scheduled to expire at midnight, New York City time, on March 21, 2002, unless the Offer is extended. Following the successful completion of the Offer, upon approval by a stockholder vote, if required, and subject to certain other conditions, Purchaser will be merged with and into Raytel and Raytel will become a wholly-owned subsidiary of SHL (the "Merger").

    The information contained in this Information Statement concerning SHL and Purchaser has been furnished to Raytel by SHL, and Raytel assumes no responsibility for the accuracy or completeness of such information.

                      GENERAL INFORMATION REGARDING RAYTEL

GENERAL

    The Shares are the only class of securities outstanding which have the right to vote for the election of Raytel's directors. Each Share entitles its record holder to one vote. As of February 15, 2002, there were 2,919,822 Shares issued and outstanding.

THE COMPANY'S BOARD OF DIRECTORS

    If Purchaser purchases Shares pursuant to the Offer, the Merger Agreement provides that Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Board as will give Purchaser, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, representation on the Board that is in proportion to the percentage of Raytel's outstanding Shares beneficially owned by SHL, Purchaser or any of their respective affiliates. Raytel will, if requested by Purchaser, cause each committee of the Board (other than the special committee described in Item 3 of the Schedule 14D-9) and the board of directors of each subsidiary of Raytel to include persons designated by Purchaser constituting substantially the same percentage of each such committee and the board of each subsidiary of Raytel as the percentage of the Board represented by Purchaser's designees. Raytel shall increase the size of the Board as necessary to enable Purchaser's designees to be elected to the Board or secure the resignations of a sufficient number of its incumbent directors or both and Raytel shall use best efforts to cause the Purchaser's designees to be so elected.

    Notwithstanding the foregoing, if Purchaser's designees are appointed or elected to the Board, until the effective time of the Merger (the "Effective Time"), two members of the Board who were directors on the date of the Merger Agreement will be directors ("Continuing Directors"), provided, that if at any time there are less than two Continuing Directors, the remaining Continuing Director or, if no Continuing Directors remain, the other directors shall designate a person or persons unaffiliated with Raytel or Purchaser to fill the vacancies as Continuing Directors. After the time that Purchaser's designees constitute at least a majority of the Board and until the Effective Time, the Continuing Directors shall have the sole responsibility for (i) the amendment or termination of the Merger Agreement on behalf of Raytel, (ii) the waiver of any of Raytel's rights or remedies under the Merger Agreement, (iii) the extension of time for the performance of any of the obligations of SHL or the Purchaser under the Merger Agreement, and (iv) the authority to institute any action on behalf of Raytel to enforce performance of the Merger Agreement.

    Schedule B-1 to this Information Statement sets forth the persons designated by Purchaser to serve on the Board and also includes certain biographical information with respect to each such person. Each of the persons listed in Schedule B-1 has consented to serve as a director of Raytel if appointed or elected. None of such persons currently is a director of, or holds any positions with, Raytel. SHL and Purchaser have advised Raytel that, to the best of their knowledge, none of the persons listed on Schedule B-1 or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of Raytel, nor has any such person been involved in any transaction with Raytel or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") other than with respect to transactions between SHL, Purchaser and Raytel that have been described in the Schedule TO or this Information Statement.

    SHL has advised Raytel that, to the best of its knowledge, none of the persons listed on Schedule B-1 is an adverse party to Raytel in any material legal proceedings or has a material interest in any such proceedings. SHL has also advised Raytel that, to the best of its knowledge, none of the persons listed in Schedule I has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation S-K promulgated by the SEC.

    It is expected that Purchaser's designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer and assuming the Minimum Condition has been satisfied and Purchaser has acquired a majority of the Shares, which purchase cannot be earlier than midnight, New York City time, on March 21, 2002, and that, upon assuming office, Purchaser's designees will thereafter constitute at least a majority of the Board.

DIRECTORS AND EXECUTIVE OFFICERS

    The executive officers and directors of Raytel, and their ages and positions as of February 15, 2002, are as follows:

NAME                               AGE                                POSITION
----                             --------                             --------
Richard F. Bader...............  64         Chairman of the Board of Directors and Chief Executive
                                            Officer
Jason Sholder..................  57         Senior Vice President, Raytel Medical Corporation, and
                                            President and Chief Operating Officer, Raytel Cardiac
                                              Services, Inc.
Swapan Sen.....................  49         Senior Vice President, Raytel Medical Corporation, and
                                            President and Chief Operating Officer, Raytel Imaging
                                              Holdings, Inc.
John F. Lawler, Jr.............  55         Vice President and Chief Financial Officer
Gene I. Miller.................  60         Director
Allan Zinberg..................  59         Director

    RICHARD F. BADER was a founder of Raytel in 1981 and has served as its Chief Executive Officer and as a director since Raytel's inception and as Chairman of its Board of Directors since April 1986. Mr. Bader also served as President from Raytel's inception to May 1988 and again from May 1989 to December 1991, and as Chief Financial Officer from February 1990 to December 1991. Prior to founding Raytel, Mr. Bader was employed as President and Chief Executive Officer of Compression Labs, Inc., a developer of video teleconferencing equipment and digital signal compression technology, from 1977 to 1981, and of Integrated Microsystems, a manufacturer of semiconductor microsystems, from 1969 to 1975.

    JASON SHOLDER joined Raytel in May 2000 as a Senior Vice President of Raytel and President and Chief Operating Officer of its Raytel Cardiac Services subsidiary. From September 1999 until May 2000, he worked as an independent consultant. From June 1997 to September 1999, Mr. Sholder served as President, Cardiac Assist Division, of Datascope Corporation, a manufacturer of cardiac intra-aortic balloon catheters and pumps. From February 1977 to June 1997, he worked at Pacesetter, Inc., a manufacturer of implantable cardiac pacemakers, where most recently he held the position of Senior Vice President, Technology.

    SWAPAN SEN has been President and Chief Operating Officer of Raytel's Raytel Imaging Holdings subsidiary since May 2000 and a Senior Vice President of Raytel since December 1997. Prior thereto, he served as a Vice President of Raytel from February 1990, when he joined Raytel following its acquisition of Cardiac Datacorp, Inc. ("CDI"). Since Raytel's acquisition of Cardiovascular
Ventures, Inc. ("CVI") in August 1997, Mr. Sen has had primary responsibilities for the day-to-day operations of Raytel's cardiovascular diagnostic facilities, and continues to have primary responsibility for the day-to-day operations of Raytel's imaging centers. From February 1990 to December 1991, he managed the three imaging centers associated with the CDI acquisition. From December 1985 to February 1990, Mr. Sen served in the same capacity with CDI.

    JOHN F. LAWLER, JR. has served as Raytel's Vice President and Chief Financial Officer since May 1999, prior to which he had served as Raytel's Vice President-Corporate Controller since March 1993. Mr. Lawler served as Corporate Controller of Zygo Corp., a manufacturer of measuring equipment and optical components, from September 1983 to March 1993. Prior to September 1983, he served with Raymond Industries, Inc., a diversified manufacturing company, and KPMG Peat Marwick.

    GENE I. MILLER has served on Raytel's Board of Directors since
February 1989. Mr. Miller has been a general partner of Peregrine Ventures funds, a venture capital firm, since its inception in 1981. Mr. Miller serves on the boards of several privately held companies.

    ALLAN ZINBERG retired in December 1999 as Raytel's President and Chief Operating Officer, a capacity in which he had served since December 1991. Mr. Zinberg joined Raytel as President of its

CDI subsidiary in February 1990, when Raytel acquired CDI, and has served on our Board of Directors since that time. From June 1974 to February 1990,
Mr. Zinberg was employed by CDI, where he served as a senior executive from June 1979 to February 1990.

    There are no family relationships among directors or executive officers of Raytel.

BOARD MEETINGS AND COMMITTEES

    The Board of Directors of Raytel held six regular meetings and five special meetings during the fiscal year ended September 30, 2001. The Board of Directors has a Compensation Committee, an Audit Committee, an Employee Stock Option Committee and a Nominating Committee. During the fiscal year ended
September 30, 2001, no incumbent director attended fewer than 75% of the aggregate of (i) all meetings of the Board of Directors (held during the period in which such director served) and (ii) all meetings of committees of the Board on which such director served.

    The Compensation Committee currently consists of Messrs. Miller and Zinberg. The compensation committee reviews and recommends to the Board the compensation and benefits of all executive officers, and establishes and reviews general policies relating to compensation and benefits of Raytel's employees. The committee is responsible for reviewing the performance of Raytel's officers and making recommendations to the Board concerning salaries and incentive compensation for these officers. The Compensation Committee held one meeting during the fiscal year ended September 30, 2001.

    The Audit Committee currently consists of Messrs. Miller and Zinberg. The Audit Committee recommends the appointment of our independent auditors, reviews our internal accounting procedures and financial statements and consults with and reviews the services provided by our independent auditors, including the results and scope of their audit. The Audit Committee held five meetings during the fiscal year ended September 30, 2001.

    The Employee Stock Option Committee currently consists of Messrs. Bader and Zinberg. The committee is authorized to grant stock options under Raytel's 2000 Stock Option Plan to employees of Raytel who are not executive officers. The employee stock option committee held one meeting during the fiscal year ended September 30, 2001.

    The Nominating Committee consists of Messrs. Bader and Miller. The committee was formed for purposes of identifying and evaluating the qualifications of all candidates for election to the Board of Directors. The Nominating Committee will consider nominations recommended by stockholders. Stockholders wishing to submit nominations must notify Raytel of their intent to do so on or before the date on which stockholder proposals to be included in the proxy statement for the stockholder meeting must be received by Raytel. Such notice must include the information specified in Raytel's bylaws, a copy of which may be obtained from Raytel.

                             EXECUTIVE COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS

    The following table presents information for the fiscal years ended September 30, 2001, 2000 and 1999 regarding compensation paid to Raytel's Chief Executive Officer and each of its four other highest-paid executive officers whose total salary and bonus exceeded $100,000 for the fiscal year ended September 30, 2001 (collectively, the "Named Executive Officers"). The total amount of personal benefits paid to each Named Executive Officer during the fiscal year was less than the lesser of $50,000 or 10% of such executive officer's total reported salary and bonus.

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG-TERM
                                                                               COMPENSATION
                                                    ANNUAL COMPENSATION (1)   ---------------
                                          FISCAL    -----------------------   OPTIONS GRANTED    ALL OTHER
NAME AND PRINCIPAL POSITION                YEAR       SALARY       BONUS         (SHARES)       COMPENSATION
---------------------------              --------   ----------   ----------   ---------------   ------------
Richard F. Bader.......................    2001      $293,253           --              --         $10,989 (2)
  Chairman of the Board and                2000      $293,253     $ 75,000              --         $10,497 (3)
  Chief Executive Officer                  1999      $299,760     $190,000        100,0000 (4)     $26,491 (5)

Jason Sholder (6)......................    2001      $300,000           --              --         $   360 (2)
  Senior Vice President, Raytel Medical    2000      $111,393           --          83,333         $    60 (3)
  Corporation, and President and Chief
  Operating Officer, Raytel Cardiac
  Services, Inc.

Swapan Sen.............................    2001      $250,001     $130,000              --         $10,989 (2)
  Senior Vice President, Raytel Medical    2000      $216,555     $110,000          66,666         $10,497 (3)
  Corporation, and President and Chief     1999      $186,895     $110,000          20,333 (4)     $22,886 (5)
  Operating Officer, Raytel Imaging
  Holdings, Inc.

John F. Lawler, Jr.....................    2001      $162,384           --              --         $10,899 (2)
  Vice President and                       2000      $152,633     $  5,000              --         $10,122 (3)
  Chief Financial Officer                  1999      $137,525     $ 20,000           2,000 (4)     $10,288 (5)

David E. Wertheimer, M.D. (7)..........    2001      $105,000           --              --         $    36 (2)
  Former Senior Vice President             2000      $420,000     $ 19,636              --         $    36 (3)
                                           1999      $350,000     $ 20,000          12,333         $    36 (5)

------------------------

(1) Includes amounts (if any) deferred under our 401(k) Plan and our Executive Deferred Compensation Plan.

(2) Includes matching contributions by Raytel under its 401(k) Plan, contributions by Raytel to its Pension Plan for calendar year 2000 and life insurance premiums paid by Raytel for the benefit of the Named Executive Officer. The amounts representing 401(k) Plan contributions are $2,625 for each of Messrs. Bader, Sen and Lawler. The amounts representing Pension Plan contributions are $7,914 for each of Messrs. Bader, Sen and Lawler. The amounts representing life insurance premiums are $450 for each of Messrs. Bader and Sen, $360 for each of Messrs. Lawler and Sholder and $36 for Dr. Wertheimer.

(3) Includes matching contributions by Raytel under its 401(k) Plan, contributions by Raytel to its Pension Plan for calendar year 1999 and life insurance premiums paid by Raytel for the benefit of the Named Executive Officer. The amounts representing 401(k) Plan contributions are $2,625 for each of Messrs. Bader, Sen and Lawler. The amounts representing Pension Plan contributions are $7,422 for each of Messrs. Bader and Sen and $7,137 for Mr. Lawler. The amounts representing life insurance premiums are $450 for each of Messrs. Bader and Sen, $360 for Mr. Lawler, $60 for Mr. Sholder and $36 for Dr. Wertheimer.

(4) Consists of options granted in replacement of repriced options.

(5) Includes deferred compensation adjustment amounts of $15,993 for Mr. Bader and $12,066 for Mr. Sen. Also includes matching contributions by Raytel under its 401(k) Plan, contributions by Raytel to its Pension Plan for calendar year 1998 and life insurance premiums paid by Raytel for the benefit of the Named Executive Officer. The amounts representing 401(k) Plan contributions are $2,500 for Mr. Bader, $2,822 for Mr. Sen and $2,919 for Mr. Lawler. The amounts representing Pension Plan contributions are $7,548 for each of Messrs. Bader and Sen and for $7,009 for Mr. Lawler. The amounts representing life insurance premiums are $450 for each of Messrs. Bader and Sen, $360 for Mr. Lawler and $36 for Dr. Wertheimer.

(6) Mr. Sholder became President of our Raytel Cardiac Services, Inc. subsidiary on May 15, 2000.

(7) Dr. Wertheimer's employment with Raytel terminated effective January 1,
    2001.

STOCK OPTION GRANTS DURING FISCAL YEAR

    No stock options were granted to any Named Executive Officers during the fiscal year ended September 30, 2001.

OPTION EXERCISES AND YEAR-END HOLDINGS

    None of the Named Executive Officers exercised any options during the fiscal year ended September 30, 2001. The following table sets forth information concerning the stock options held as of September 30, 2001 by the Named Executive Officers:

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

                                 NUMBER OF SHARES UNDERLYING        VALUE OF UNEXERCISED
                                   UNEXERCISED OPTIONS AT           IN-THE-MONEY OPTIONS
                                     SEPTEMBER 30, 2001           AT SEPTEMBER 30, 2001 (1)
                               -------------------------------   ---------------------------
NAME                           EXERCISABLE (2)   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                           ---------------   -------------   -----------   -------------
Richard F. Bader.............       140,508             --           --             --

Jason Sholder................        26,039         57,293           --             --

Swapan Sen...................        39,080         54,251           --             --

John F. Lawler, Jr...........         4,500            500           --             --

David E. Wertheimer, M.D.....            --             --           --             --

------------------------

(1) Based on the closing price of $5.10 for Raytel's common stock as quoted on the Nasdaq SmallCap Market on September 28, 2001, less the exercise price.

(2) Options granted prior to October 1, 1995, including options granted more recently in replacement of such options, are fully exercisable, subject to Raytel's right to repurchase any unvested shares at the original exercise price in the event of the optionee's termination. Options (or shares issued upon exercise thereof) vest over periods of two to four years from the date of grant.

DIRECTOR COMPENSATION

    Non-employee directors are entitled to a fee of $1,500 for each Board meeting they attend. In addition, Raytel's 1995 Outside Directors Stock Option Plan (the "Directors Plan") provides for formula-based grants of options to non-employee directors. The Directors Plan provides that each non-employee director shall be granted an option to purchase 2,000 shares of Raytel's common stock on the date on which the individual first becomes a non-employee director. Thereafter, on the date immediately following each annual stockholders' meeting, each non-employee director who is reelected at the meeting shall be granted an additional option to purchase 2,000 shares if, on that date, he or she has served on the Board of Directors for at least six months.

    The Directors Plan provides that each option shall become exercisable in three equal annual installments, subject to the director's continuous service and subject to adjustment at each scheduled vesting date by multiplying the number of shares eligible for vesting by a fraction, the numerator of which is the number of meetings of the Board of Directors attended by the director during the preceding 12-month period and the denominator of which is the total number of meetings held during such period. Shares which do not vest on a scheduled vesting date as a result of such an adjustment will vest instead, without further adjustment, on the fifth anniversary of the date of grant. All options granted under the Directors Plan have exercise prices equal to the fair market value of one of our shares of common stock on the date of grant. Options granted under the Directors Plan have a term of ten years.

EMPLOYMENT AGREEMENTS

    Messrs. Bader, Sholder and Sen have entered into employment agreements with Raytel that entitle each of them to receive a specified base annual salary, subject to increase by the Board of Directors from time to time, and such bonus as may be authorized from time to time by the Board. Each agreement had an initial term of two years, expiring in September 2001 in the case of Mr. Bader, May 2001 in the case of Mr. Sholder and February 2001 in the case of Mr. Sen. These terms are automatically extended annually for an additional year, unless either the officer or Raytel elects not to renew the agreement. Each of the agreements with Messrs. Bader, Sholder and Sen requires the officer to devote his full time and attention to Raytel's affairs, with certain exceptions in the case of Mr. Sholder. If Raytel terminates the employment of Mr. Bader, Sholder or Sen other than for cause (or if the officer voluntarily terminates his employment following certain specified actions by Raytel), the officer will be entitled to receive severance payments equal to his then current base salary for a period of 24 months following the date of termination in the cases of Messrs. Bader and Sen and 12 months following the date of termination in the case of Mr. Sholder. The current annual base salaries of Messrs. Bader, Sholder and Sen are approximately $293,253, $300,000 and $280,010, respectively. In addition, Mr. Bader's employment agreement, as amended, provides that if Raytel terminates his employment other than for cause after a change of control, or if he terminates his employment voluntarily within six weeks following a change of control, he will be entitled to a lump sum payment upon such termination in the full amount of his severance payments; provided that, in the case of a voluntary termination, Mr. Bader would be required to extend his employment, if requested by Raytel, for a transition period of up to six weeks following the change of control and terminate his employment within six weeks following the end of such period in order to be eligible for his severance payment.

    Raytel has also entered into key management retention agreements with Messrs. Sen and Lawler, replacing earlier agreements, pursuant to which they will be entitled to receive cash bonuses if they remain employed by Raytel for specified periods following a change of control and other conditions are satisfied.

    Additional information concerning Raytel's employment agreement with Mr. Bader and its retention agreements with Messrs. Sen and Lawler is set forth in "Item 3. Past Contacts, Transactions, Negotiations and Agreements -- Agreements Between Raytel and Our Executive Officers" of the Schedule 14D-9, which is incorporated herein by reference.

    In August 1999, upon announcement of Mr. Zinberg's retirement as Raytel's President and Chief Operating Officer, Raytel entered into an employment agreement with Mr. Zinberg pursuant to which he was entitled to receive severance benefits following termination of his employment effective
December 31, 1999, equal to his annual salary for two years, in addition to standard health and dental benefits.

    In January 2000, Raytel entered into a consulting services agreement with Mr. Zinberg, pursuant to which Raytel agreed to compensate Mr. Zinberg in the amount of $140 for each hour, or in the event we required him to travel, a maximum of $1,120 for each day, he performed services for Raytel. Mr. Zinberg also agreed not to compete with Raytel in any business in which it is engaged for the term of the consulting agreement. Mr. Zinberg terminated this consulting agreement in August 2001 prior to the commencement of his service on the special committee formed by the Company's Board of Directors in response to the submission of a non-binding proposal from Mr. Bader and others as described in "Item 4--Background of the Offer; Contacts with SHL" of the Schedule 14D-9, which is incorporated herein by reference.

    In September 2001, in connection with the formation of the special committee to consider and review the proposals Raytel had received, Raytel's board of directors authorized the payment to each member of the special committee of a one-time fee of $35,000, as compensation for the time spent considering, and participating in negotiations and deliberations respecting, business combination proposals received by Raytel. The directors who comprise the special committee are Gene I. Miller and Allan Zinberg.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

    Section 16(a) of the Securities Exchange Act of 1934 requires Raytel's officers and directors, and persons who own more than 10% of a registered class of its equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater-than-10% stockholders are required by SEC regulations to furnish Raytel with copies of all Section 16(a) forms they file.

    To Raytel's knowledge, based solely on review of the copies of such reports furnished to Raytel, all Section 16(a) filing requirements applicable to Raytel's officers, directors and greater-than-10% stockholders were satisfied during the fiscal year ended September 30, 2001.

                      REPORT OF THE COMPENSATION COMMITTEE
                           ON EXECUTIVE COMPENSATION

COMPENSATION PHILOSOPHY

    The goals of Raytel's compensation policy are to attract, retain and reward executive officers who contribute to the overall success of Raytel by offering compensation that is competitive in the healthcare industry, to motivate executives to achieve Raytel's business objectives and to align the interest of officers with the long-term interests of stockholders. Raytel currently uses salary, a management incentive plan, an executive deferred compensation plan and stock options to meet these goals.

COMPENSATION COMMITTEE

    The Compensation Committee is composed of two non-management members of the Board of Directors, Gene I. Miller and Allan Zinberg. The committee is responsible for setting and administering the policies governing annual compensation of executive officers, including cash compensation and grants of stock options. The committee reviews compensation levels of executive officers, considers their performance and makes recommendations regarding their cash compensation and stock option awards to the full Board of Directors.

FORMS OF COMPENSATION

    Raytel provides its executive officers with a compensation package consisting of base salary, variable incentive pay, and participation in benefit plans generally available to other employees. In setting total compensation, the Committee considers individual Raytel performance and data gathered from the public filings of other public companies. The market data consist primarily of base salary and total cash compensation rates, as well as incentive bonus and stock programs of the companies considered by the Committee to be peer companies in Raytel's industry.

    BASE SALARY. Salaries for executive officers are initially set based on negotiation with individual executive officers at the time of recruitment and with reference to salaries for comparable positions among individuals of similar education and background to the executive officers being recruited. Raytel also gives consideration to the individual's experience, reputation in his or her industry and expected contributions to Raytel.

    Generally, salary adjustments are made for each executive officer at the end of each fiscal year. The size of the annual salary adjustments for each executive officer is primarily based on the Committee's determination that the officer has met or exceeded his or her individual goals. These individual goals are determined in consultation with management, subject to review and approval by the Board of Directors, and generally relate to strategic goals within the responsibility of the executive officer. The Chief Executive Officer's goals also include Raytel's financial performance, measured primarily by the achievement of predetermined revenue and expense objectives and maintenance of adequate cash reserves.

    EXECUTIVE BONUSES. Raytel seeks to provide additional incentives and rewards to executives who make valuable contributions to Raytel. Accordingly, the Compensation Committee awards annual bonuses, which can comprise a substantial portion of the total compensation of each executive officer. At the beginning of each fiscal year, the Board establishes a suggested budget for bonuses that may be earned during such fiscal year by executive officers and other employees. Following the end of the fiscal year, the Compensation Committee determines the amount of the cash bonus to be awarded to each executive officer. Awards are based upon such factors as the Compensation Committee may consider relevant in any particular year, including Raytel's attainment of certain goals for revenue growth and profitability, as well as the Compensation Committee's evaluation of each executive officer's individual contribution to the attainment of such goals.

    LONG-TERM INCENTIVES. Longer-term incentives are provided through the 2000 Stock Option Plan, which rewards executives and other employees through the growth in value of Raytel's stock. The committee believes that employee equity ownership is highly motivating, provides a major incentive for employees to build stockholder value and serves to align the interests of employees with those of stockholders.

    Grants of stock options to executive officers are based upon each officer's relative position, responsibilities, historical and expected contributions to Raytel, and the officer's existing stock ownership and previous option grants, with primary weight given to the executive officers' relative rank and responsibilities. Initial stock option grants designed to recruit an executive officer to join Raytel may be based on negotiations with the officer and with reference to historical option grants to existing officers. Stock options are granted at the market price on the date of grant and will provide value to the executive officers only when the price of Raytel's common stock increases over the exercise price.

    OTHER BENEFIT PLANS. Executive officers may participate in several benefit plans, including Raytel's Pension Plan and 401(k) Plan. Raytel makes matching contributions to the 401(k) Plan equal to 25% of the amount contributed by each employee.

COMPENSATION OF CHIEF EXECUTIVE OFFICER

    The base compensation payable to Richard F. Bader, Raytel's Chairman and Chief Executive Officer, is determined by the employment agreement described above under "Executive Compensation--Employment Agreements." Mr. Bader's incentive compensation and bonus are determined by the Compensation Committee based on the financial objectives set by the Compensation Committee for that fiscal year. These financial objectives include increases in revenues, earnings and shareholder value and are based, in part, upon a survey of compensation paid to the chief executive officers of comparably sized companies in the same industry as Raytel. Based on these financial objectives, the Compensation Committee did not grant Mr. Bader a bonus for his performance during the fiscal year ended September 30, 2001.

    For specific information regarding compensation earned in fiscal 2001 by certain executive officers, see "Executive Compensation--Summary Compensation Table."

                                          THE COMPENSATION COMMITTEE

                                          Gene I. Miller
                                          Allan Zinberg

                         REPORT OF THE AUDIT COMMITTEE

    The Audit Committee oversees Raytel's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including internal control systems. Arthur Andersen LLP is responsible for expressing an opinion as to the conformity of our audited financial statements with generally accepted accounting principles.

    The Audit Committee consists of three directors, each of whom, in the judgment of the Board, is an "independent director" as defined in the listing standards for The Nasdaq Stock Market. The Audit Committee currently has one vacancy. The Audit Committee acts pursuant to a written charter that has been adopted by the Board of Directors. A copy of this charter was filed with Raytel's Proxy Statement on Schedule 14A filed on May 17, 2001, which is incorporated herein by reference.

    The Committee has discussed and reviewed with the auditors all matters required to be discussed under Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Committee has met with Arthur Andersen LLP, with and without management present, to discuss the overall scope of Arthur Andersen's audit, the results of its examinations, its evaluations of Raytel's internal controls and the overall quality of its financial reporting.

    The following table sets forth the aggregate fees billed to Raytel for the fiscal year ended September 30, 2001 by Arthur Andersen LLP:

Audit Fees..................................................  $195,819
All Other Fees..............................................  $227,905

    The Audit Committee has received from the auditors a formal written statement describing all relationships between the auditors and Raytel that might bear on the auditors' independence consistent with Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), discussed with the auditors any relationships that may impact their objectivity and independence, and satisfied itself as to the auditors' independence.

    Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that Raytel's audited financial statements be included in Raytel's Annual Report on Form 10-K for the fiscal year ended September 30, 2001.

                                          THE AUDIT COMMITTEE

                                          Gene I. Miller
                                          Allan Zinberg

                        COMPARISON OF STOCKHOLDER RETURN

    Set forth below is a line graph comparing the cumulative total return at September 30, 2001 (assuming the reinvestment of dividends) on $100 invested alternatively in Raytel's common stock, the Nasdaq Stock Market--US Index, and the Nasdaq Health Services Index on September 30, 1996.

                COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURNS

                                     LEGEND

SYMBOL          CRSP TOTAL RETURNS INDEX FOR:     09/1996    09/1997    09/1998    09/1999    09/2000    09/2001
------        ----------------------------------  --------   --------   --------   --------   --------   --------
________ -    Raytel Medical Corporation           100.0      107.4       33.8       20.1        9.3       12.6
-------- -    Nasdaq Stock Market (US Companies)   100.0      137.3      139.4      227.8      302.4      123.6
......... -    Nasdaq Health Services Stocks        100.0      101.1       68.0       63.0       73.0       89.7
              SIC 8000-8099 US & Foreign

NOTES:

     A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
     B. The indexes are reweighted daily, using the market capitalization on the previous trading day.
     C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.
     D. The index level for all series was set to $100.00 on 09/30/1996.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information, as of Februrary 15, 2002, with respect to the beneficial ownership of Raytel's common stock by:

    - each person known by Raytel to be the beneficial owner of more than 5% of its common stock, each director and director nominee of Raytel,

    - the executive officers named in the Summary Compensation Table above, and

    - all executive officers and directors of Raytel as a group.

    Except as otherwise indicated, the address of each beneficial owner is c/o Raytel Medical Corporation, 2755 Campus Drive, Suite 200, San Mateo, California, 94403.

                                                               NUMBER OF
                                                                 SHARES
                                                              BENEFICIALLY
NAME AND ADDRESS                                               OWNED (1)     PERCENT (1)
----------------                                              ------------   -----------
Rory Riggs (2)(3)...........................................    342,516         11.7%
  595 Madison Avenue, 19th Floor
  New York, NY 10022

Richard F. Bader (4)(5).....................................    288,113          9.4

Hathaway & Associates, Ltd.(3)..............................    244,000          8.4
  119 Rowayton Avenue
  Rowayton, CT 06853

Dimensional Fund Advisors, Inc.(3)..........................    206,763          7.1
  1299 Ocean Avenue, 11th Floor
  Santa Monica, CA 90401

Allan Zinberg (4)(6)........................................     67,747          2.3

Swapan Sen (4)(7)...........................................     54,515          1.8

Jason Sholder (4)(8)........................................     36,456          1.2

Gene I. Miller (4)(9).......................................     11,008            *

John F. Lawler, Jr. (4)(10).................................      5,958            *

David E. Wertheimer, M.D....................................         --            *

All executive officers and directors as a group (6
  persons) (11).............................................    463,797         14.5

------------------------

*   Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable, or will become exercisable within 60 days after February 15, 2002, are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person. In general, options granted under our 1983 Stock Option Plan, 1990 Stock Option Plan, 2000 Stock Option Plan and Directors Plan are exercisable to the extent they are vested. Options (or shares issued upon exercise thereof) vest over a period of two to four years from the date of grant. Unless otherwise indicated in the footnotes to this table, Raytel believes that the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable except as noted below. As of February 15, 2002, we had 2,919,882 shares of common stock outstanding.

(2) Consists of 342,516 shares held by Balfour LLC, of which Mr. Riggs is the sole member.

(3) Based on information contained in a Schedule 13D or 13G filed by such person with the SEC.

(4) This individual has entered into a Stockholders Agreement with SHL and Purchaser pursuant to which he has agreed, among other things, to vote his shares in favor of the Merger. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements" of Schedule 14D-9.

(5) Includes 140,508 shares issuable upon exercise of stock options that are currently exercisable or will be fully exercisable within 60 days after February 15, 2002.

(6) Includes 35,516 shares issuable upon exercise of stock options that are currently exercisable or will be fully exercisable within 60 days after February 15, 2002.

(7) Includes 51,182 shares issuable upon exercise of stock options that are currently exercisable or will be fully exercisable within 60 days after February 15, 2002.

(8) Consists of 36,546 shares issuable upon exercise of stock options that are currently exercisable or will be fully exercisable within 60 days after February 15, 2002.

(9) Includes 7,500 shares issuable upon exercise of stock options that are currently exercisable or will be fully exercisable within 60 days after February 15, 2002.

(10) Includes 4,625 shares issuable upon exercise of stock options that are currently exercisable or will be fully exercisable within 60 days after February 15, 2002.

(11) Includes 275,787 shares issuable upon exercise of stock options that are currently exercisable or will be fully exercisable within 60 days after February 15, 2002.

MERGER AGREEMENT

    On February 7, 2002, Raytel entered into the Merger Agreement, pursuant to which: (i) Purchaser is making the Offer; and (ii) following the successful completion of the Offer, upon approval by a stockholder vote, if required, and subject to certain other conditions, Purchaser will be merged with and into Raytel, with Raytel continuing as the surviving corporation and a wholly owned subsidiary of SHL.

STOCKHOLDERS AGREEMENTS WITH CERTAIN OFFICERS, DIRECTORS AND OTHER STOCKHOLDERS

    The discussion set forth in "Item 3. Past Contacts, Transactions, Negotiations and Agreements" of the Schedule 14D-9 is incorporated herein by this reference.

ALLOCATION OF CONSIDERATION AMONG EXECUTIVE OFFICERS AND DIRECTORS

    The discussion set forth in "Item 3. Past Contacts, Transactions, Negotiations and Agreements" of the Schedule 14D-9 is incorporated herein by this reference.

EMPLOYMENT AGREEMENTS AND SEVERANCE ARRANGEMENTS WITH EXECUTIVE OFFICERS AND
  DIRECTORS

    The discussion set forth in "Item 3. Past Contacts, Transactions, Negotiations and Agreements" of the Schedule 14D-9 is incorporated herein by this reference.

STOCK OPTION PLANS

    The discussion set forth in "Item 3. Past Contacts, Transactions, Negotiations and Agreements" of the Schedule 14D-9 is incorporated herein by this reference.

                                  SCHEDULE B-1

                              PURCHASER DESIGNEES

NAME                                          AGE      EXPERIENCE
----                                        --------   ----------
Erez Alroy                                     40      Erez Alroy serves as Co-President of Purchaser.
                                                       Mr. Alroy has served as Co-President of SHL since
                                                       November 2000. Prior to that, Mr. Alroy served as
                                                       Vice President in charge of operations in Israel of
                                                       SHL TeleMedicine International Ltd. from 1996. He
                                                       has been a member of the Board of Directors of SHL
                                                       TeleMedicine International Ltd., a wholly-owned
                                                       subsidiary of SHL, since 1997.

Yariv Alroy                                    42      Yariv Alroy is a director and Co-President of
                                                       Purchaser. Mr. Alroy has been a director of SHL
                                                       since April 2001 and its Co-President since
                                                       November 2000. Prior to that, Mr. Alroy served as
                                                       Vice President of SHL TeleMedicine International
                                                       Ltd., a wholly-owned subsidiary of SHL, for more
                                                       than the past five years.

Brian S. Alperstein                            33      Brian S. Alperstein is a partner and director of
                                                       Lasa, Monroig & Veve. Mr. Alperstein has been
                                                       associated with Lasa, Monroig & Veve since 1995.
                                                       Mr. Alperstein was the founder and currently
                                                       serves on the Board of Directors of Sesla, Inc.
                                                       Mr. Alperstein is also the director of business
                                                       development of Premium Imports.

James Nolan                                    42      James P. Nolan is a director of Purchaser. Mr.
                                                       Nolan has served as Vice President, Corporate
                                                       Finance, of Royal Philips Electronics NV since
                                                       January 2000. Prior to that, Mr. Nolan served as a
                                                       Corporate Finance Executive at Rabobank
                                                       International since 1995. Mr. Nolan has also served
                                                       as a director of SHL since September 2000.

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